

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

R. Michael Dudley
Chief Executive Officer
Transcode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

> **Re: Transcode Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 29, 2023**
> **File No. 333-274251**

Dear R. Michael Dudley:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Michael Bison, Esq.